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Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Company			Predecessor
	Year Ended December 31,				Year Ended December 31,
			Eleven Months Ended December 31, 2007(3)	One Month Ended January 31, 2007
	2009	2008			2006	2005(4)
	(in 000's, except ratio amounts)
Pre-tax income (loss) from continuing operations	$(88,973)	$(39,466)	$(102,002)	$(62,518)	$49,310	$214
Income from equity investees	386	1,383	887	—	—	—
Fixed charges	95,384	93,507	80,929	5,819	55,842	54,769
Amortization of capitalized interest	—	—	—	7	24	—
Capitalized interest	—	—	—	—	(515)	(312)
Total earnings	$6,025	$52,658	$(21,960)	$(56,692)	$105,691	$55,295
Interest expense(1)	$14,474	$12,999	$15,420	$5,345	$49,637	$49,097
Estimated interest within rent expense(2)	80,910	80,508	65,509	474	5,690	5,360
Capitalized interest	—	—	—	—	515	312
Total fixed charges	$95,384	$93,507	$80,929	$5,819	$55,842	$54,769
Ratio of earnings to fixed charges	—	—	—	—	1.89	1.01
Deficiency of earnings available to cover fixed charges	$(89,359)	$(40,849)	$(102,889)	$(62,511)	$—	$—

(1)
Includes interest expense and amortization of premiums, discounts and capitalized expenses related to indebtedness.

(2)
Estimated interest within rent expense includes one-third of rental expense, which approximates the interest component of operating leases.

(3)
Includes the operating results of Petro Stopping Centers, L.P. since our acquisition of Petro Stopping Centers, L.P., which was completed on May 30, 2007.

(4)
In connection with a refinancing our predecessor completed during 2005, our predecessor recognized expenses of $39.6 million.

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  Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges